Algonquin Power & Utilities Corp. Announces 2022 Second Quarter Financial Results
OAKVILLE, Ontario - August 11, 2022 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the second quarter ended June 30, 2022. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We are pleased to report solid second quarter results and continued growth across our regulated and renewables businesses,” said Arun Banskota, President and Chief Executive Officer of AQN. “We remain committed to the execution of our capital plan, which we believe supports growth in earnings and cash flows and delivery of long-term value to our shareholders."
Q2 2022 Financial Highlights
•Revenue of $624.3 million, an increase of 18% compared to the second quarter of 2021
•Adjusted EBITDA1 of $289.3 million, an increase of 18% compared to the second quarter of 2021;
•Adjusted Net Earnings1 of $109.7 million, an increase of 19.6% compared to the second quarter of 2021; and
•Adjusted Net Earnings1 per share of $0.16, an increase of 7% compared to the second quarter of 2021.

All amounts in U.S. $ millions except per share information	Three months ended June 30
	2022	2021	Change
Revenue	$624.3	$527.5	18%
Net earnings (loss) attributable to shareholders	(33.4)	103.2	(132)%
Per share	(0.05)	0.16	(131)%
Cash provided by operating activities	268.6	103.3	160%
Adjusted Net Earnings[1]	109.7	91.7	19.6%
Per share	0.16	0.15	7%
Adjusted EBITDA[1]	289.3	244.9	18%
Adjusted Funds from Operations[1]	180.3	161.3	12%
Dividends per share	0.1808	0.1706	6%
1.Please refer to "Non-GAAP Measures" at the end of this document for further details.

Corporate Highlights
•Pending Acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. – On May 4, 2022, the Kentucky Public Service Commission ("KPSC") issued an order, including an approval of the pending acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Transaction”) by Liberty Utilities Co. ("Liberty Utilities"), an indirect, wholly-owned subsidiary of AQN, subject to certain conditions set forth in the order, including those agreed to by Liberty

Utilities in the course of the docket. On May 3, 2022, the KPSC issued an order that required certain changes to the proposed operating and ownership agreements (collectively, the “Mitchell Agreements”) relating to the Mitchell coal generating facility (in which Kentucky Power owns a 50% interest, representing 780 MW). On July 1, 2022, the Public Service Commission of West Virginia ("WVPSC") issued an order on the Mitchell Agreements that is inconsistent with the KPSC’s order on the Mitchell Agreements. The closing of the Kentucky Power Transaction is subject to the satisfaction of certain conditions precedent, which include those relating to the approval of the Mitchell Agreements by the KPSC, WVPSC and U.S. Federal Energy Regulatory Commission. Liberty Utilities and AEP are in discussions to reach a resolution regarding the conditions precedent in respect of the Mitchell Agreements (the “Mitchell Agreements Condition”), which if successful, could allow the Kentucky Power Transaction to close in the second half of 2022.
•Completion of the Blue Hill Wind Facility – On April 14, 2022, the Renewable Energy Group achieved commercial operations ("COD") at its 175 MW Blue Hill Wind Facility, located in southwest Saskatchewan. The energy generated from the facility is being sold through a long-term power purchase agreement with SaskPower. Bringing low-cost renewable generation capacity to communities is one of the ways the Company is delivering on its commitment to sustainability.
•Completion of Sandhill Renewable Natural Gas Acquisition – On August 5, 2022, the Renewable Energy Group completed its acquisition of Sandhill Advanced Biofuels, LLC (“Sandhill”). Sandhill is a developer of renewable natural gas ("RNG") anaerobic digestion projects located on dairy farms with a portfolio of four projects in the state of Wisconsin. Two of the projects recently achieved COD, while the other two projects are in late-stage development. Once fully constructed, the portfolio is expected to produce RNG at a rate of approximately 500 million British thermal units (“MMBTUs”) per day. The acquisition represents the Company’s first investment in the non-regulated RNG space.
•Moody's assigns Baa2 rating – On August 5, 2022, Moody’s Investors Service ("Moody’s") assigned an inaugural Baa2 long term issuer rating to Liberty Utilities with a stable outlook. Liberty Utilities is also rated by S&P Global Ratings and Fitch Ratings.
Additional information regarding AQN is available on its web site at www.AlgonquinPowerandUtilities.com and in its corporate filings on SEDAR at www.sedar.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).
Earnings Conference Call
AQN will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 12, 2022 hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak.

Date:	Friday, August 12, 2022
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	(888) 806-5484
	Toll Dial-In Number	(416) 641-6104
	Event Passcode	2602549#
Webcast:	https://edge.media-server.com/mmc/p/e2rpq7md
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “believes”, “plans”, "could" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected future earnings, performance and growth of AQN; capital expenditure plans; expectations regarding the anticipated closing of the Kentucky Power Transaction; and the expected generating capacity of the Blue Hill Wind Facility and the Sandhill RNG projects. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Management Discussion & Analysis and Annual Information Form for the year ended December 31, 2021, and in AQN's Management Discussion & Analysis for the three months and six ended June 30, 2022 (the “Interim MD&A”), each of which is or will be available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted EBITDA” and “Adjusted Funds from Operations”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section entitled “Caution Concerning Non-GAAP Measures” in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per share basis. Adjusted Net Earnings per share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended June 30
(all dollar amounts in $ millions)	2022	2021
Net earnings (loss) attributable to shareholders	$(33.4)	$103.2
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	3.5	2.9
Income tax recovery	(22.8)	(4.2)
Interest expense	64.6	58.2
Other net losses[3]	8.7	1.8
Pension and post-employment non-service costs	2.3	3.9
Change in value of investments carried at fair value[2]	143.5	(27.3)
Impacts from the Market Disruption Event[4] on the Senate Wind Facility	—	—
Costs related to tax equity financing	—	5.3
Loss on derivative financial instruments	6.1	1.4
Realized loss on energy derivative contracts	(0.2)	0.2
Loss on foreign exchange	4.5	1.3
Depreciation and amortization	112.5	98.2
Adjusted EBITDA	$289.3	$244.9

1
Hypothetical liquidation at book value (“HLBV”) represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities.

2	See Note 6 in the unaudited interim consolidated financial statements.
3	See Note 16 in the unaudited interim consolidated financial statements.
4	The “Market Disruption Event” refers to the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended June 30
(all dollar amounts in $ millions except per share information)	2022	2021
Net earnings (loss) attributable to shareholders	$(33.4)	$103.2
Add (deduct):
Loss on derivative financial instruments	6.1	1.4
Realized (gain) loss on energy derivative contracts	(0.2)	0.2
Other net losses[2]	8.7	1.8
Loss on foreign exchange	4.5	1.3
Change in value of investments carried at fair value[1]	143.5	(27.3)
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—
Costs related to tax equity financing and other adjustments	—	5.3
Adjustment for taxes related to above	(19.5)	5.8
Adjusted Net Earnings	$109.7	$91.7
Adjusted Net Earnings per common share	$0.16	$0.15

1	See Note 6 in the unaudited interim consolidated financial statements.
2	See Note 16 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S. GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended June 30
(all dollar amounts in $ millions)	2022	2021
Cash provided by (used in) operating activities	$268.6	$103.3
Add (deduct):
Changes in non-cash operating items	(96.7)	51.8
Production based cash contributions from non-controlling interests	2.5	—
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—
Acquisition-related costs	5.9	0.9
Adjusted Funds from Operations	$180.3	$161.3